Exhibit 99.1

PRESS RELEASE

AerCap Sells Equity Interest in $750 Million Genesis Funding Limited Aircraft Securitisation Vehicle to Wood Creek

Amsterdam, The Netherlands; April 22, 2014 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that its wholly-owned subsidiary, AerCap International Bermuda Limited, has completed the sale of 100% of the class A common shares in Genesis Funding Limited (“GFL”) to GFL Holdings, LLC, an affiliate of Wood Creek Capital Management, LLC (“Wood Creek”).  GFL is an aircraft securitisation vehicle with a portfolio of thirty-seven aircraft with an average age of thirteen years valued at approximately $750 million.

As part of the agreement, AerCap Ireland Limited continues to act as servicer for the GFL aircraft portfolio.

Edward O’Byrne, Chief Investment Officer of AerCap, commented: “We are pleased to announce this transaction, which is consistent with AerCap’s portfolio management strategy.  The acquisition by Wood Creek is yet another example of the attractiveness of the commercial aviation sector for institutional investors.”

Brett D. Hellerman, Chief Executive Officer of Wood Creek commented: “Wood Creek has executed several transactions with AerCap in the past, and we are excited about expanding our aircraft portfolio. We look forward to working with AerCap in the future.”

Wood Creek was advised by WNG Capital, LLC.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, and the United Arab Emirates.

About Wood Creek

Headquartered in New Haven, Connecticut, Wood Creek Capital Management is an SEC registered investment advisor founded in 2005. Wood Creek is an affiliate of Babson Capital Management, LLC and a member of the MassMutual Financial Group.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com